THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

June 30, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 3561
Attn:  John Reynolds

Re:	INverso Corp.
Form 10-K/A
Filed May 12, 2009
File No. 000-50898

Dear Mr. Reynolds:

We herein provide the following responses to your comment letter dated June 1, 2009, regarding the above-referenced form for INverso Corp. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a Second Amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008, Second Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008, a Second Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008, and a First Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009 to address the comments (collectively, the “Amended Filings”).

Form 10-K/A, filed May 12, 2009

Item 5 -Market for Common Equity and Related Stockholder Matters, page 6

1.
We partially reissue comment five from our letter dated April 3, 2009. Please provide the disclosure required by Item 701 of Regulation S-K. For example, clarify the exemption from registration relied upon for each transaction and the facts supporting reliance upon the exemption.  Also, state the date on which the sale of Hydrogenesis occurred.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

Additional details have been added to the disclosure regarding the sale of Hydrogenesis under Item 5, including the exemption from registration relied upon for each transaction and the facts supporting reliance upon the exemption.  The date on which the sale of Hydrogenesis occurred (October 12, 2007) was provided in the previous disclosure under the subheading “Recent Issuance of Unregistered Securities.”

Item 9A(T) -Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 20

2.
We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/finaI/33-8238.htm>.

The disclosure under Item 9A(T)(a) has been revised to include language based on the former suggestion in the comment above.

3.
We have reviewed your response to our prior comment seven and your revised disclosure noting it does not appear to address our comment. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures and your internal control over financial reporting. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures and internal control over financial reporting are effective or ineffective for the year ended June 30, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures and internal controls over financial reporting, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures and internal controls over financial reporting including when you expect the evaluation to be completed.

The Company is a shell company that has never had operations. Randall S. Goulding is the Company’s sole officer, director, and employee and has a strong historical perspective because he has been closely involved with the company during its evolution.  Moreover, Mr. Goulding is an attorney and formerly a licensed certified public accountant.  Based on the foregoing facts, the risks to reliable financial and nonfinancial reporting are minimal because of the Company’s lack of operations and Mr. Goulding’s expertise and comprehensive knowledge and understanding of the Company, and its organization, operations, and processes.  As such, the Company has not required written documentation of internal control policies and procedures in the past.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

To evaluate its disclosure controls and procedures, the Company relies on Mr. Goulding whose daily interaction with the Company’s controls provides him with sufficient knowledge about their operation to evaluate the operation of disclosure controls and procedures.  Mr. Goulding uses a risk-based approach beginning at the financial statement level and with Mr. Goulding’s understanding of the overall risks to internal control over financial reporting.  Mr. Goulding identifies the risks of misstatement that could result in a material misstatement of the financial statements.  He then determines whether the Company has controls in use that are designed to adequately address those risks and whether those controls, based on current and historical performance, are currently effective.

For example, because the Company is a shell and initiates, authorizes, processes, and records very few transactions, the risks of misstatements that could result in a material misstatement of the financial statements are minimal.  The simplicity of the Company’s operations results in relatively consistent financial results.  Although the risks are minimal, controls are in place to prevent and/or detect misstatements.  Mr. Goulding’s on-going direct involvement with and direct supervision of the Company, coupled with frequent communication with and feedback from the Company’s external accountant, attorney, and auditor represent control activities for preventing material errors in financial and nonfinancial reporting.  With respect to the period-end financial reporting process, identifying the general ledger accounts that make up each line in the financial statements, specifically lines of the financial statements where significant variances have surfaced, and using a top-down approach to identify significant accounts and work down to significant transactions and the key controls over those transactions, is a key control for detecting possible misstatements which Mr. Goulding has conducted with the help of the Company’s accountant and auditor.  Based on Mr. Goulding’s judgment, these controls adequately address many of the risks to reliable reporting by the Company.

Another example of Mr. Goulding’s use of a risk-based approach for evaluating the Company’s disclosure controls and procedures is the thought process that led to the conclusion that insufficient segregation of duties within accounting functions was a control deficiency that represented a material weakness.  As the disclosure under Item 9A(T) of the First Amended Form 10-K/A implies, Mr. Goulding identified the risk of misstatement from fraudulent activity such as the improper override of internal controls in the financial reporting process or from human error which existed as a result of insufficient segregation of duties within accounting functions.  After evaluating the controls the Company had in use, he determined that they did not adequately address those risks, and, therefore, declared this to be a control deficiency that represented a material weakness.

(b) Management's Report on Internal Control over Financial Reporting, page 20

4.
We have reviewed your response to our prior comment nine and your revised disclosure noting it does not appear to address our comment in its entirety. Please provide a detailed discussion for your plan to remedy your written documentation of your internal control policies and procedures and when you expect to complete your remediation.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

A discussion regarding how the Company plans to remedy its written documentation of internal control policies and procedures has been added under Item 9A(T).

Item 12 -Security Ownership of Certain Beneficial Owners and Management, page 25

5.
Please revise your tabular presentation to attribute the shares held by Nutmeg Fortuna to Mr. Goulding, as a beneficial owner, in his capacity as an officer and director and also include the shares in your "All Officers and Directors as a Group" presentation.

The tabular presentation under Item 12 has been revised to attribute the shares held by Nutmeg Fortuna to Mr. Goulding and to include these shares in the "All Officers and Directors as a Group" presentation.

Item 13 -Certain Relationships and Related Transactions, page 26

6.
Please revise your disclosure to indicate the timeframe for which Mr. Goulding provided legal services to Nanologix, Inc. and disclose any other relationships between Mr. Goulding, The Nutmeg Group, LLC and Nanologix, Inc.  Also, revise to clarify the meaning of the phrase "it was determined that the true nature of the transaction was not correctly formulated." Also, clarify who received the finder's fee.

The disclosure under Item 13 has been revised to indicate the timeframe for which Mr. Goulding provided legal services to Nanologix, Inc.

There are no previously undisclosed relationships between Mr. Goulding, The Nutmeg Group, LLC, and Nanologix, Inc.

The disclosure under Item 13 has been revised to remove the language, “it was determined that the true nature of the transaction was not correctly formulated” and replace it with disclosure that more accurately reflects the reason why the parties agreed to rescind the transaction.

Howard Salamon, an individual associated with Nanologix, Inc., is the name of the person to whom the finder’s fee was owed.

Item 15. Exhibits. Financial Statement Schedules

(b) Exhibits, page 28

7.
We have reviewed your response to our prior comment 14 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

The Section 302 and 906 certifications have been provided as exhibits to the Company’s Second Amended Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008 in accordance with Item 601(31) and (32) of Regulation S-K.

Signatures

8.
Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) and (b) to Form 10-K.  lf the company's controller or principal accounting officer has signed the form, please advise, and confirm that in future filings the company will indicate all capacities in which its officers are signing the form.

The Company’s principal accounting officer has already signed the Form 10-K/A.  In future filings, the Company will indicate all capacities in which its officers are signing the form.

Form lO-Q/A for the Period Ended September 30, 2008

Part I

Item 4T. Controls and Procedures, page 14

9.
We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/finaV33-8238.htm>.

The disclosure under Item 4T has been revised to include language based on the former suggestion in the comment above.

10.
We have reviewed your response to prior comment 21 and your revised disclosure noting it does not appear to address our comment. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended September 30, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

Please see the Company’s response above to comment three.

Part II

Item 6. Exhibits, page 17

11.
We have reviewed your response to our prior comment 23 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-Q in accordance with Item 60I(31) and (32) of Regulation S-K.

The Section 302 and 906 certifications have been provided as exhibits to the Company’s Second Amended Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2008 in accordance with Item 601(31) and (32) of Regulation S-K.

Form 10-Q/A for the Period Ended December 31, 2008

Part I

Item 4T. Controls and Procedures, page 10

12.
We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. .In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.FA of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/fmal/33-8238.httn>.

The disclosure under Item 4T has been revised to include language based on the former suggestion in the comment above.

13.
We have reviewed your response to prior comment 25 and your revised disclosure noting it does not appear to address our comment. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

Please see the Company’s response above to comment three.

Part II

Item 6. Exhibits, page 16

14.
We have reviewed your response to our prior comment 28 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

The Section 302 and 906 certifications have been provided as exhibits to the Company’s Second Amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008 in accordance with Item 601(31) and (32) of Regulation S-K.

Form 10-Q/A for the Period Ended March 31, 2009

Item 4T -Controls and Procedures, page 10

15.
We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

The disclosure under Item 4T has been revised to include language based on the former suggestion in the comment above.

16.
We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

Please see the Company’s response above to comment three.

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2009

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Edward H. Weaver

Edward H. Weaver, Esq.